File No.70-9101




                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, DC  20549

                            AMENDMENT NO. 2 TO

                                 FORM U-1

     APPLICATION/DECLARATION WITH RESPECT TO SALES OF CERTAIN GOODS

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                CONNECTICUT YANKEE ATOMIC POWER COMPANY

                              107 Selden Street
                              Berlin, CT  06037


(Name of company or companies filing this statement and addresses of principal executive offices)


                         NORTHEAST UTILITIES
                    NEW ENGLAND ELECTRIC SYSTEM


(Name of top registered holding company parent of each applicant or declarant)


                         Robert P. Wax, Esq.
             Vice President, Secretary and General Counsel
                         Northeast Utilities
                            P. O. Box 270
                        Hartford, CT 06141-0270
               (Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:


Jeffrey C. Miller, Esq.            John J. Roman
Assistant General Counsel          Vice President and Controller
Northeast Utilities Service Co.    Northeast Utilities Service Co.
107 Selden Street                  107 Selden Street
Berlin, CT  06037                  Berlin, CT 06037











     Item 2 of the Application/Declaration in this proceeding is hereby amended in its entirety as follows:

Item 2.  Fees, Commissions and Expenses

     No fees, commissions or expenses have been paid or are expected to be paid or incurred in connection with the proposed transactions, other than routine expenses for legal, financial and other services billed to the Applicant at cost by NUSCO, which are not expected to exceed $20,000.


                              SIGNATURES

     Pursuant to the requirements of the Act, the undersigned company has duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                         CONNECTICUT YANKEE ATOMIC POWER COMPANY

                         By:  /s/Debra F. Guss
                              Its Attorney



Dated: March 17, 1998